UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 3) *
Under the Securities Exchange Act of 1934
Delta Financial Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

24791815
(CUSIP Number)

David N. Roberts, Senior Managing Director Angelo, Gordon & Co., L.P. 245 Park Avenue New York, New York 10167 (212) 692-2025
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

(*) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 6 Pages

Cusip No. 247918105	Page 2 of 6 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ANGELO, GORDON & CO., L.P.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3		SEC USE ONLY
4.		SOURCES OF FUNDS* Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	10,262,700
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	10,262,700
	10.	SHARED DISPOSITIVE POWER	0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,262,700
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	30.5%
14.	TYPE OF REPORTING PERSON*	IA; PN

* See Instructions

Cusip No. 247918105	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JOHN M . ANGELO
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	10,262,700
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	10,262,700
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
			10,262,700
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		30.5%
14.	TYPE OF REPORTING PERSON*		IN; HC
* See Instructions

Cusip No. 247918105	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MICHAEL L. GORDON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCES OF FUNDS* Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	10,262,700
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	10,262,700
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
			10,262,700
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		30.5%
14.	TYPE OF REPORTING PERSON*		IN; HC
* See Instructions

Cusip No. 247918105	Page 5 of 6 Pages

Introduction

This Amendment No. 3 to Schedule 13D amends the Schedule 13D initially filed on August 23, 2007, as amended by Amendment No. 1 filed November 8, 2007 and Amendment No. 2 filed November 16, 2007 (as amended, the “Schedule 13D”).

Item 4.  Purpose of the Transaction.

Item 4 of the Schedule 13D is amended and updated by adding the following:

The Reporting Persons are filing this Amendment No. 3 to Schedule 13D to report a change in their intentions.  On December 6, 2007, Delta Financial Corporation (the “Company”) issued a press release stating that it does not expect to be able to consummate the transactions contemplated by the letter of intent dated November 15, 2007 (the “Letter of Intent”) between the Company and AG Special Situation Corp. (“AGSSC”), an affiliate of Angelo, Gordon & Co., L.P., and that the Company intends to file for protection under the federal bankruptcy code.  Following the issuance of the press release, AGSSC provided notice to the Company that it is no longer pursuing the transactions contemplated by the Letter of Intent.  The Reporting Persons intend to evaluate on an ongoing basis the investment in the Company and their options with respect to such investment.

The Reporting Persons may make, or cause to be made, further acquisitions of common stock (or securities convertible into common stock) of the Company from time to time and may dispose of, or cause to be disposed of, any or all of such common stock held by the Reporting Persons at any time.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Cusip No. 247918105	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2007

ANGELO, GORDON & CO., L.P.

By: /s/ Michael L. Gordon
Name: Michael L. Gordon
Title: Chief Operating Officer

                                                                           JOHN M. ANGELO

/s/ John M. Angelo

MICHAEL L. GORDON

/s/ Michael L. Gordon